FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                For May 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F X                         Form 40-F
                         ---                                 ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                 No X
                   ---                                ---





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                               INDEX TO EXHIBITS

Item
----
  1.    Press Release dated May 15, 2002




























                                  Page 2 of 3
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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: May 15, 2002


                                                AERCO LIMITED


                                                By: /s/  Adrian Robinson
                                                    ----------------------------
                                                    Name:  Adrian Robinson
                                                    Title: Attorney-in-Fact


















                                  Page 3 of 3

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                                                                          Item 1

                                 AerCo Limited
                                 PRESS RELEASE


May 15, 2002


In July 2000, AerCo issued subclass A-3 notes in the principal amount of $565 million and bearing interest at Libor plus 0.46% with an expected final payment date of June 15, 2002 and a final maturity date of July 15, 2025. At the time the subclass A-3 notes were issued, the expected final payment date was scheduled based on an assumption that these notes would be refinanced on June 15,2002. In accordance with the documents governing the terms of these notes, step-up interest of 0.50% will begin to accrue on the subclass A-3 notes if they are not repaid or refinanced by their expected final payment date.


Notwithstanding the current difficult conditions in the capital markets, over the last number of months, the Board of Directors of AerCo, in consultation with its advisers, has given extensive consideration to the economic feasibility of refinancing the subclass A-3 notes on or before June 15, 2002, including a review of various structural enhancements which might have rendered such a refinancing viable.


The Board of Directors has determined that, in the current market conditions, it is not in the economic interests of AerCo to refinance the subclass A-3 notes on or before June 15, 2002. Accordingly, step-up interest of 0.50% per annum will become due and payable from June 15,2002 on the subclass A-3 notes until they are repaid in full. Under the schedule of required payment priorities applicable to AerCo, step-up interest is payable after payment of interest, minimum principal and scheduled principal on AerCo's class A, class B, class C and class D notes and any aircraft modification payments.


The Board of Directors of AerCo will continue to monitor market conditions and to assess when and if a refinancing of the subclass A-3 notes is appropriate.


Any questions regarding this press release should be directed to Patrick Dalton, Paul Farrell or Brian Marks of debis AirFinance Ireland plc as Administrative Agent for AerCo, at +353 61 723607 or +353 61 723610 or +353 61 723635.